SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brazil, March 31, 2017 – GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby discloses to the market the communication received on this date from its shareholders Polo Capital Gestão de Recursos Ltda., with headquarters located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ataulfo de Paiva 204, 10th floor, enrolled with CNPJ/MF under No. 05.451.668/0001-79 and Polo Capital Internacional Gestão de Recursos Ltda., with headquarters located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ataulfo de Paiva 204, 11th floor, enrolled with CNPJ/MF under No. 08.990.773/0001-74 (defined jointly as “Investor”), pursuant to Article 12 of CVM Instruction 358/02, as follows:

1. The Investor decreased his relevant participation to 8.09% of the total capital stock of the Company, by means of sale of Company’s common shares by the set of funds/portfolio under its management, which is now equivalent to a total amount of participation of 2,269,397 common shares of Gafisa, including 53,738 American Depositary Receipts, representing 2 shares each;

2. The Investor declares that its objective for the participation abovementioned remains strictly of investment and the participation does not have the purpose of changing the composition of the controlling group or the administrative structure of the Company;

3. In addition, the Investor declares that it does not hold any convertible debentures issued by the Company, or any securities that may be converted into shares, or any derivative financial instruments referenced in such shares, whether via physical or financial settlement; and

4. Finally, the Investor declares that it has not entered into any contract or agreement governing the exercise of voting rights or the purchase and sale of the securities issued by the Company.

São Paulo, March 31, 2017.

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer